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SEC Mail Processing Section
FEB 29 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. Shaw Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas, Ninth Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Goetz (212) 478-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

Oath or Affirmation

I, Stephen Rossi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of D. E. Shaw Securities, L.L.C., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D. E. Shaw Securities, L.L.C.

By: ____________________
Stephen Rossi
Authorized Signatory

Subscribed and sworn to before me this 26th day of February, 2016

By: ____________________
Notary Public

JAKE A. LIPMAN
Notary Public, State of New York
Registration #01LI6173955
Qualified In New York County
Commission Expires September 10, 2019

Contents


Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Manager of
D. E. Shaw Securities, L.L.C.:

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. E. Shaw Securities, L.L.C. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

The accompanying information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and the Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2016

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2015

(Expressed in United States dollars)

	(in thousands)
Assets	
Receivable from clearing broker	$ 825
Other assets	33
Total Assets	**$ 858**
Liabilities and Member's Capital	
Payable to affiliate	$ 102
Commitments	
Member's Capital	756
Total Liabilities and Member's Capital	$ 858

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Operations

Year Ended December 31, 2015

(Expressed in United States dollars)

	(in thousands)
Revenues	
Interest	$ 1
Total Revenues	1
Expenses	
Operating and other expenses	(398)
Total Expenses	(398)
Net Loss	$ (397)

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Changes in Member's Capital

Year Ended December 31, 2015

(Expressed in United States dollars)

	(in thousands)
Member's Capital: January Opening Balance	**$ 692**
Capital contributions	461
Net loss	(397)
Member's Capital: December 31, 2015	**$ 756**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2015

(Expressed in United States dollars)

	(in thousands)
Cash Flows from Operating Activities:	
Net loss	$ (397)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in operating assets and liabilities:	
(Increase) in operating assets:	
Receivable from clearing broker	(65)
Other assets	(15)
Increase in operating liability:	
Payable to affiliate	16
Net Cash Used for Operating Activities	**$ (461)**
Cash Flows from Financing Activities:	
Capital contributions	$ 461
Net Cash Provided by Financing Activities	**$ 461**

The accompanying notes are an integral part of this statement.

1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw & Co., L.P. (the "Manager") is the manager and sole member of the Company.

The Company is a securities broker-dealer registered with the United States Securities and Exchange Commission ("SEC") that is currently involved in certain private placement activities for companies in the D. E. Shaw group.

As of July 1, 2015, the Manager spun-off a substantial portion of its back- and middle-office technology platform and related staff into a new, independently operated company named Arcesium LLC ("Arcesium"). A subsidiary of the Manager owns the substantial majority of Arcesium, with a minority investment by a third-party. As of such date, the Manager engaged its affiliate, Arcesium, to provide both software and support for certain functions with respect to the Company.

Nothing in these financial statements or notes shall (a) create or imply any limit on the discretion of the Manager or (b) be deemed to modify any provisions of the Company's limited liability company agreement or other operating documents.

2. Significant Accounting Policies

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), which may require management to use its judgment in making certain estimates. It is expected that such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

The financial statements of the Company are expressed in United States dollars.

Substantially all of the Company's assets and liabilities are recorded at contracted amounts that approximate fair value.

U.S. federal, state, and local income taxes are not provided because the Manager reports the Company's taxable income or loss on its tax return.

The Company accounts for the effect of uncertain tax positions in its financial statements. The Company measures such tax positions against the more-likely-than not threshold, based on whether those positions would be expected to be sustained if examined by the relevant tax authority. With respect to any tax positions that do not meet the more-likely-than-not threshold, the Company records a corresponding liability in the financial statements, though no liabilities or expenses, including interest and penalties, were deemed necessary for recording during the year. While there can be no assurances that the taxing authority in any jurisdiction will agree with the tax positions adopted by the Company, the

2. Significant Accounting Policies (Continued)

Company does not expect that any assessments would be material to its financial position if the taxing authority did not agree with such tax positions.

3. Receivable From Clearing Broker

The Company may enter into transactions in financial instruments with one clearing broker (the "Clearing Broker") pursuant to a clearance agreement that subjects the Company to credit risk. All of the Company's cash is deposited with the Clearing Broker (a) for safekeeping purposes and (b) as a buffer (which may or may not be of adequate size at any given point in time to serve its intended purposes) available to meet any increase in regulatory capital requirements, and to fund expenses, operating costs, and any other operating needs of the Company.

4. Related Party Transactions

The Manager and other affiliates, directly and/or indirectly, provide substantially all personnel, administrative functions, overhead, and other services with respect to the Company. In consideration for providing these services, and in accordance with the applicable operating documents, the Company reimburses the Manager for the effect of bearing certain costs and expenses. The Company was charged $398,000 by the Manager for such costs and expenses. A significant majority of this amount was related to (a) securities licenses and registrations for the Company's registered representatives, (b) employee compensation and (c) professional and consulting fees. Payable to affiliate represents amounts due to the Manager with respect to such charged amounts. Any such payables are due on demand. To the extent applicable, interest is charged on these types of intercompany balances at rates both selected by, and believed to be commercially reasonable by, the Manager. However, no interest was charged on any such related party transactions as a result of such amounts generally being settled on demand.

The Company receives no compensation for its role in private placement services it provides to other companies in the D. E. Shaw group.

5. Regulatory Considerations and Net Capital Requirement

As a registered broker-dealer and member of Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions. As of year-end, the Company has net capital, calculated based on SEC Rule 15c3-1 requirements, of approximately $723,000, which exceeds the minimum requirement by approximately $473,000.

Notes to Financial Statements (Continued)

Year Ended December 31, 2015

6. Commitments

In the normal course of business, the Company enters into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnities is generally unknown. However, no claims have been made under these indemnities in the past, and while there can be no assurances in this regard, the Company is not aware of any such claims that may be made in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

7. Subsequent Events

The Company has evaluated events subsequent to year-end through February 26, 2016, the date the financial statements were available to be issued, and there is nothing material to disclose.

D. E. Shaw Securities, L.L.C.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2015

(Expressed in United States dollars)

	(in thousands)
Member's Capital	**$ 756**
Nonallowable assets	(33)
Net Capital	**723**
Minimum net capital requirement	(250)
Excess Net Capital	**$ 473**

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

D. E. Shaw Securities, L.L.C.

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ■ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ■ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Manager of
D. E. Shaw Securities, L.L.C.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) D. E. Shaw Securities, L.L.C. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

D. E. Shaw Securities, L.L.C.'s Exemption Report

D. E. Shaw Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

D. E. Shaw Securities, L.L.C.

I, Stephen Rossi, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 

Stephen Rossi
Authorized Signatory

February 26, 2016